Computershare Investor Services Inc.
Transfer Agent for Canadian Pacific Railway Limited
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com/cp
Security Class
Holder Account Number
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Proxy Form - Annual and Special Meeting of Shareholders to be held on May 22, 2009

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign this proxy with signing authority stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.
Proxies submitted must be received no less than 24 hours prior to the time fixed for the meeting
(or any adjournment thereof) in order to be used at the meeting.
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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: Frederic J. Green, or failing him, Kathryn B. McQuade	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxy with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to vote as the proxy sees fit on amendments to such matters and on all other matters that may come before the Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited to be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver British Columbia on Friday May 22, 2009 at 9:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Withhold

1. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors.							☐	☐

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							For	Against

2. Amendment of By-law No. 1 Approving the amendment of By-Law No. 1 of the Corporation, as described in the Management Proxy Circular.							☐	☐

3. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. John E. Cleghorn	☐	☐	02. Tim W. Faithfull	☐	☐	03. Frederic J. Green	☐	☐

04. Krystyna T. Hoeg	☐	☐	05. Richard C. Kelly	☐	☐	06. The Hon. John P. Manley	☐	☐

07. Linda J. Morgan	☐	☐	08. Madeleine Paquin	☐	☐	09. Michael E. J. Phelps	☐	☐

10. Roger Phillips	☐	☐	11. Hartley T. Richardson	☐	☐	12. Michael W. Wright****	☐	☐

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****election of Michael W. Wright is contingent upon the approval of the by-law amendment.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature (s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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